Exhibit 99.1

FOR IMMEDIATE RELEASE	Tuesday, October 21, 2014

Celestica Chief Executive Officer Craig Muhlhauser To Retire By The End of 2015

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a global leader in the delivery of end-to-end product lifecycle solutions, today announced that its President and Chief Executive Officer, Craig Muhlhauser, has informed the Board of Directors of his intent to retire as an officer and director of the company by the end of 2015, beginning an orderly leadership transition over the next twelve months.

Bill Etherington, Chairman of the Board of Directors said, “On behalf of everyone at Celestica, I want to thank Craig for his exceptional leadership. Over the past eight years, the company has significantly strengthened its operational and financial performance, particularly in the areas of revenue diversification, profitability and balance sheet.  Craig’s vision has positioned Celestica for a bright future, and we look forward to his continued leadership as we conduct our global search for his successor.”

“It has been a privilege to serve as Celestica’s CEO,” said Muhlhauser. “Celestica has a strong leadership team and a talented and dedicated group of employees, and together we have significantly strengthened the company’s position in the EMS industry in the eyes of our customers, employees and shareholders. With this positive momentum, I believe it is a good time to begin the transition to new leadership, and I look forward to continuing in my role over the next year and working with the board to ensure a smooth transition.”

The Board of Directors has formed a committee and engaged Spencer Stuart to support a comprehensive search process to identify the next CEO, considering both external and internal candidates.

About Celestica

Celestica is dedicated to delivering end-to-end product lifecycle solutions to drive our customers’ success. Through our simplified global operations network and information technology platform, we are solid partners who deliver informed, flexible solutions that enable our customers to succeed in the markets they serve. Committed to providing a truly differentiated customer experience, our agile and adaptive employees share a proud history of demonstrated expertise and creativity that provides our customers with the ability to overcome complex challenges.

Celestica Safe Harbour and Fair Disclosure Statement

Statements contained in this news release that are not historical facts are forward-looking statements. Such forward-looking statements are predictive in nature and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes to differ materially from the forward-looking statements themselves. For those statements, we claim the protection of the safe harbour for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and in applicable Canadian securities legislation. Forward-looking statements are not guarantees of future actions, events or outcomes. You should understand that the risks, uncertainties and factors which are identified in our various public filings at www.sedar.com and www.sec.gov could affect our future actions, events and outcomes and could cause them to differ materially from those expressed in such forward-looking statements.  Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future.  Readers are cautioned that such information may not be appropriate for other purposes. Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact
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